UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

CROW TECHNOLOGIES 1977 LTD.

12 Kineret Street
Airport City, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Information contained in this Form 6-K

99.1	on April 3, 2025 Crow Technologies 1977 Ltd. announced dividend amount in USD 1.25 per share. A copy of the press release is attached hereto as Exhibit 99.1.

The Registrant has filed on December 28, 2007 Form 15 pursuant to which Registrant determined to effect a suspension of its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended. Nonetheless, Registrant voluntarily determined to make this filing without an obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crow Technologies 1977 Ltd.

Date: April 6, 2025	By:	/s/ Ilya Kharmatsky
Chief Executive Officer

Exhibit Index

Exhibit 99.1 Item

Press release dated April 6, 2025 regarding USD dividend per share to be paid out on May 14, 2025.